January 15, 2025

Kriangkrai Chaimongkol
Chief Executive Officer
Thoughtful Media Group Inc.
7 Sumerpoint Building, 3rd Floor, Room No. 301-302
Soi Sukhumvit 69 (Saleenimit)
Prakanong Nua Sub-district
Wattana District, Bangkok City, Thailand

       Re: Thoughtful Media Group Inc.
           Amendment No. 5 to Registration Statement on Form S-1
           Filed December 31, 2024
           File No. 333-281589
Dear Kriangkrai Chaimongkol:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 26, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-1 filed December 31, 2024 Executive Compensation, page 81

1. Please update your executive compensation information for the fiscal year ended
       December 31, 2024. Refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.
Exhibits and Financial Statement Schedules, page II-2

2. We note that the legal opinion filed as Exhibit 5.1 opines on the legality of the shares of common stock underlying the representative warrants granted to the underwriters, but does not opine on the legality of the warrants themselves. Please file a legal
 January 15, 2025
Page 2

       opinion that also opines that the warrants are binding obligations of the registrant under the law of the jurisdiction governing the warrant agreement. Refer to Section
       II.B.1.f of Staff Legal Bulletin No. 19.
        Please contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Ted Paraskevas, Esq.